Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2015

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2015 and the audited consolidated financial statements for the year ended December 31, 2014, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 6, 2015 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. The Company presently owns and operates five producing silver mines: the La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2015 FIRST QUARTER PERFORMANCE

	First Quarter	First Quarter		Fourth Quarter
Key Performance Metrics	2015	2014	Change	2014	Change
Operational
Ore Processed / Tonnes Milled	631,609	637,663	(1%)	683,528	(8%)
Silver Ounces Produced	2,776,855	2,895,497	(4%)	3,074,567	(10%)
Silver Equivalent Ounces Produced	3,905,270	3,631,672	8%	4,247,527	(8%)
Cash Costs per Ounce(1)	$8.22	$9.88	(17%)	$8.51	(3%)
All-in Sustaining Cost per Ounce(1)	$13.88	$18.71	(26%)	$14.43	(4%)
Total Production Cost per Tonne(1)	$46.90	$53.20	(12%)	$47.15	(1%)
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$17.05	$20.90	(18%)	$16.30	5%

Financial (in $millions)
Revenues	$54.6	$65.3	(16%)	$72.5	(25%)
Mine Operating Earnings(2)	$5.0	$16.6	(70%)	$5.8	(14%)
Net (Loss) Earnings	$(1.1)	$6.0	(118%)	$(64.6)	98%
Operating Cash Flows before Working Capital and Taxes(2)	$17.3	$25.4	(32%)	$21.1	(18%)
Cash and Cash Equivalents	$22.4	$41.5	(46%)	$40.3	(45%)
Working Capital(1)	$(12.6)	$18.7	(167%)	$(2.9)	(339%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$(0.01)	$0.05	(118%)	$(0.55)	98%
Adjusted EPS(1)	$(0.00)	$0.06	(105%)	$0.04	(108%)
Cash Flow per Share(1)	$0.15	$0.22	(32%)	$0.18	(18%)

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 26 to 29 for a reconciliation of non-GAAP to GAAP measures.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 29.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 1

2015 FIRST QUARTER HIGHLIGHTS

First Quarter Production Summary	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	167,270	172,647	157,934	88,362	45,396	631,609
Silver Ounces Produced	544,735	622,237	841,026	571,937	196,920	2,776,855
Silver Equivalent Ounces Produced	548,124	1,080,445	1,327,628	682,071	267,002	3,905,270
Cash Costs per Ounce	$14.27	$7.75	$5.09	$6.29	$11.28	$8.22
All-in Sustaining Cost per Ounce	$17.85	$12.58	$7.25	$8.69	$17.71	$13.88
Total Production Cost per Tonne	$43.96	$42.64	$47.87	$58.06	$48.88	$46.90

Operational

•	Total production in the quarter amounted to 3,905,270 ounces of silver equivalent ounces, a decrease of 8% compared to the fourth quarter of 2014. The decrease in production was primarily attributed to a decrease of 244,481 ounces at La Encantada due to disruptions at the processing plant related to expansion construction activities, and a decrease of 65,387 ounces at La Guitarra due to lower grade stopes being processed during the quarter. Head grades at these mines are expected to improve in the second half of the year as the Company plans to increase investment in underground development.

•	A total of 2,776,855 silver ounces were produced in the quarter, a decrease of 10% compared to the fourth quarter of 2014. The decrease was primarily attributed to decrease in silver production at La Encantada due to the reduced tonnage and lower silver grades.

•	Cash costs per ounce decreased 3% from $8.51 in the fourth quarter of 2014 to $8.22 in the current quarter. The Del Toro mine continued to see further cash cost reductions of 28% or $1.94 per ounce to $5.09 per ounce compared to the fourth quarter of 2014. San Martin reduced its cash costs by 14% compared to the previous quarter. However, cash costs for La Encantada increased by 24% to $14.27 per ounce in the first quarter and La Guitarra increased by 19% to $11.28 per ounce in the first quarter due to lower silver grades and construction related disruptions in the crushing and grinding areas at the La Encantada plant.

•	All-in sustaining costs per ounce (“AISC”) improved 4% from $14.43 per ounce in the fourth quarter of 2014 to $13.88 in the current quarter with Del Toro and San Martin reducing its AISC by 29% and 9%, respectively, offset by La Parrilla which saw its AISC increase by 13% as a result of a 12% decrease in payable silver ounces produced.

Financial

•	Generated revenues of $54.6 million in the quarter, a decrease of 16% or $10.7 million compared to the first quarter of 2014 primarily due to an 18% decrease in silver prices, partially offset by an 8% increase in silver equivalent ounces sold.

•	The Company recognized mine operating earnings of $5.0 million compared to $16.6 million in the first quarter of 2014. The decrease in mine operating earnings was attributed to a decline in silver prices and higher depletion, depreciation and amortization expense in the first quarter, despite a 17% reduction in cash costs per ounce.

•	Generated net loss of $1.1 million (EPS of ($0.01)) compared to net earnings of $6.0 million (EPS of $0.05) in the first quarter of 2014. After excluding non-cash and non-recurring items including the write-down of mineral inventories, share-based payments, gains from marketable securities and derivatives, gains from prepayment facilities and deferred income tax expense (see “Adjusted EPS” on page 28), the adjusted net loss was $0.3 million (Adjusted EPS of $(0.00)).

•	Cash flows from operations before movements in working capital and income taxes in the quarter decreased to $17.3 million ($0.15 per share) compared to $25.4 million ($0.22 per share) in the first quarter of 2014, primarily due to a decrease in gross margins, which were impacted by lower silver prices.

Corporate Development and Other

•	On April 22, 2015, the Company completed a CAD$30.0 million bought deal private placement, issuing 4,620,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds of the private placement for general working capital purposes and to ramp up the development of the La Guitarra Silver Mine in order to bring the Nazareno area online by year end and to advance the permitting and planning process to develop Mina de Agua and El Rincon areas at La Guitarra. In addition, the Company intends to use a portion of the proceeds for the preparation of a Preliminary Economic Assessment for the Plomosas Silver Project.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 2

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2015	2014				2013
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore processed/tonnes milled
La Encantada	167,270	186,411	169,659	183,177	181,924	252,467	248,578	269,517
La Parrilla	172,647	175,830	178,252	171,617	186,216	200,541	189,664	193,470
Del Toro	157,934	175,552	134,474	174,645	144,822	122,838	77,439	74,193
San Martin	88,362	96,651	92,498	96,278	78,524	78,805	78,284	85,483
La Guitarra	45,396	49,084	46,313	45,307	46,177	46,966	47,380	45,735
Consolidated	631,609	683,528	621,196	671,024	637,663	701,617	641,345	668,398
Silver equivalent ounces produced
La Encantada	548,124	792,605	813,701	1,079,122	1,046,224	962,505	931,027	1,132,399
La Parrilla	1,080,445	1,159,177	1,168,240	1,142,432	1,203,337	1,151,728	1,208,635	952,819
Del Toro	1,327,628	1,264,751	712,860	899,710	801,460	693,561	567,723	499,357
San Martin	682,071	698,605	584,822	510,697	324,137	313,834	377,816	402,798
La Guitarra	267,002	332,389	243,913	223,262	256,514	299,533	285,256	280,744
Consolidated	3,905,270	4,247,527	3,523,536	3,855,223	3,631,672	3,421,161	3,370,457	3,268,117
Silver ounces produced
La Encantada	544,735	788,369	806,055	1,073,636	1,043,573	959,312	900,077	1,104,973
La Parrilla	622,237	646,283	705,928	716,045	808,196	813,090	866,710	710,979
Del Toro	841,026	817,754	495,714	730,580	646,669	550,026	416,716	369,772
San Martin	571,937	592,698	509,046	449,045	282,829	280,490	339,099	371,301
La Guitarra	196,920	229,463	163,696	128,912	114,230	143,680	166,635	210,941
Consolidated	2,776,855	3,074,567	2,680,439	3,098,218	2,895,497	2,746,598	2,689,237	2,767,966
Cash cost per ounce
La Encantada	$14.27	$11.50	$11.39	$8.67	$8.67	$10.61	$10.70	$8.85
La Parrilla	$7.75	$7.42	$5.87	$5.76	$6.21	$6.45	$6.54	$9.20
Del Toro	$5.09	$7.03	$15.94	$14.70	$16.50	$12.16	$9.29	$8.20
San Martin	$6.29	$7.32	$9.60	$10.02	$12.94	$13.96	$10.34	$10.91
La Guitarra	$11.28	$9.45	$10.91	$9.48	$2.14	$4.08	$5.63	$13.21
Consolidated	$8.22	$8.51	$10.41	$9.63	$9.88	$9.66	$8.84	$9.43
All-in sustaining cost per ounce
La Encantada	$17.85	$17.76	$17.32	$14.25	$13.70	n/a	n/a	n/a
La Parrilla	$12.58	$11.09	$11.77	$11.42	$11.99	n/a	n/a	n/a
Del Toro	$7.25	$10.16	$25.39	$20.44	$22.74	n/a	n/a	n/a
San Martin	$8.69	$9.54	$14.11	$15.89	$20.43	n/a	n/a	n/a
La Guitarra	$17.71	$17.21	$27.74	$23.39	$17.27	n/a	n/a	n/a
Consolidated	$13.88	$14.43	$19.89	$18.18	$18.71	n/a	n/a	n/a
Production cost per tonne
La Encantada	$43.96	$45.29	$50.82	$46.47	$45.77	$37.49	$37.50	$34.70
La Parrilla	$42.64	$42.68	$44.48	$45.58	$41.38	$35.80	$40.82	$37.79
Del Toro	$47.87	$46.83	$66.95	$62.70	$77.09	$57.56	$55.35	$40.38
San Martin	$58.06	$59.34	$64.57	$55.38	$56.21	$54.07	$53.13	$52.62
La Guitarra	$48.88	$47.30	$48.01	$47.44	$50.07	$52.87	$50.25	$49.90
Consolidated	$46.90	$47.15	$54.34	$51.81	$53.20	$42.69	$43.49	$39.57

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 3

Operating Results – Consolidated Operations

	First Quarter	First Quarter		Fourth Quarter
Key Performance Metrics	2015	2014	Change	2014	Change
Production
Ore processed/tonnes milled	631,609	637,663	(1%)	683,528	(8%)
Average silver grade (g/t)	186	214	(13%)	201	(8%)
Recovery (%)	74%	66%	12%	70%	6%

Total silver ounces produced	2,776,855	2,895,497	(4%)	3,074,567	(10%)
Total payable silver ounces produced	2,650,629	2,842,241	(7%)	3,011,854	(12%)
Gold ounces produced	2,970	3,375	(12%)	3,326	(11%)
Pounds of lead produced	11,286,880	8,593,807	31%	11,764,160	(4%)
Pounds of zinc produced	6,349,692	2,689,274	136%	4,580,260	39%
Tonnes of iron ore produced	-	188	(100%)	-	0%
Total production - ounces silver equivalent	3,905,270	3,631,672	8%	4,247,527	(8%)

Underground development (m)	9,828	12,215	(20%)	11,772	(17%)
Diamond drilling (m)	5,425	7,190	(25%)	5,990	(9%)

Costs
Mining cost per ounce	$4.22	$4.07	4%	$3.70	14%
Milling cost per ounce	4.82	6.07	(21%)	4.84	(0%)
Indirect cost per ounce	2.14	1.79	20%	2.14	(0%)
Total production cost per ounce	$11.18	$11.93	(6%)	$10.68	5%
Transport and other selling costs per ounce	0.56	0.58	(4%)	0.61	(9%)
Smelting and refining costs per ounce	3.11	2.04	52%	2.71	15%
Environmental duty and royalties per ounce	0.12	0.15	(17%)	0.12	4%
Cash cost per ounce before by-product credits	$14.97	$14.70	2%	$14.12	6%
Deduct: By-product credits	(6.75)	(4.82)	40%	(5.61)	20%
Cash cost per ounce	$8.22	$9.88	(17%)	$8.51	(3%)

Workers’ Participation	0.00	0.28	(99%)	0.07	(98%)
General and administrative expenses	1.57	1.75	(10%)	1.33	18%
Share-based payments	0.61	0.93	(35%)	0.25	146%
Accretion of decommissioning liabilities	0.07	0.07	5%	0.06	17%
Sustaining capital expenditures	3.41	5.80	(41%)	4.21	(19%)
All-In Sustaining Costs	$13.88	$18.71	(26%)	$14.43	(4%)

Mining cost per tonne	$17.69	$18.16	(3%)	$16.30	9%
Milling cost per tonne	20.23	27.05	(25%)	21.42	(6%)
Indirect cost per tonne	8.98	7.99	12%	9.44	(5%)
Total production cost per tonne	$46.90	$53.20	(12%)	$47.15	(1%)

Production

Total production for the quarter was 3,905,270 silver equivalent ounces and consisted of 2,776,855 ounces of silver, 2,970 ounces of gold, 11,286,880 pounds of lead and 6,349,692 pounds of zinc. The decrease in production compared to the previous quarter was primarily attributed to a decrease of 244,481 ounces at La Encantada due to disruptions at the processing plant related to expansion construction activities, and a decrease of 65,387 ounces at La Guitarra due to lower grade stopes being processed during the quarter. At La Encantada, a 29% decrease in average silver grade and 10% lower tonnage milled had a significant impact on production in the quarter due to lower grade stopes where ore was mined and impact on throughput due to the installation of a new tertiary crusher in January.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 4

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $8.22 per payable ounce of silver, a decrease of 3% compared to $8.51 in the fourth quarter of 2014. The decrease is primarily attributed to continual improvements at Del Toro, which had a cash cost of $5.09 per ounce in the first quarter compared to $7.03 per ounce in the fourth quarter of 2014, along with the favourable foreign exchange effect, as the average Mexican Peso weakened against the U.S. Dollar by 8% during the quarter compared to the fourth quarter of 2014.

Compared to the first quarter of 2014, cash cost per ounce decreased by $1.66 per ounce or 17%. The decrease in cash cost per ounce was primarily attributed to economies of scale from higher production at the Del Toro and San Martin mines, as well as the weaker Mexican Peso. At Del Toro, cash costs decreased by $11.41 per ounce or 69% compared to the same quarter of the prior year due to higher tonnage milled, improvements in recoveries and cost savings contributed by the newly constructed 115 kilovolt power line supplying 100% of the required power to the mine, mill and buildings. At San Martin, cash costs decreased by $6.65 per ounce or 51% compared to the first quarter of 2014, which was attributed to 102% more silver ounces produced due to increases in average silver grades, tonnage, and recoveries.

All-In Sustaining Cost per Ounce

All-in sustaining cost (“AISC”) for the quarter was $13.88 per ounce, a 4% reduction compared to $14.43 per ounce in the fourth quarter of 2014 and a 26% reduction compared to $18.71 per ounce in the first quarter of 2014. AISC improved significantly in the past two quarters as a result of economies of scale attributed to production improvements from Del Toro and San Martin. In addition, the Company has started to see cost savings materializing from the new power line at Del Toro and ongoing re-negotiation with suppliers and contractors, staff reductions and the effect of the weaker Mexican Peso.

Head Grades and Recoveries

The overall average head grade for the quarter was 186 grams per tonne (“g/t”), an 8% decrease compared to 201 g/t in the fourth quarter of 2014 and 13% compared to 214 g/t in the first quarter of 2014. Compared to the previous quarter, the decrease in average silver head grade was mostly attributed to the 29% decrease in average head grade at La Encantada, which was impacted by mining lower grade stopes. Compared to the first quarter of 2014, the decrease in head grade was attributed to a 44% decrease in La Encantada and 18% decrease in La Parrilla, whereas La Guitarra experienced a 69% boost as the Company completed the transition from working in the old La Guitarra zone to the newly developed Coloso zone and San Martin had a 59% increase in average silver grade due to high grades from the new Rosario mine vein.

Combined recoveries of silver for all mines in the quarter were 74% compared to 70% in the fourth quarter of 2014 and 66% in the first quarter of 2014 due to plant optimization.

Development and Exploration

In mine development, a total of 9,828 metres of underground development was completed during the quarter, compared to 11,772 metres developed in the fourth quarter of 2014, and 12,215 metres completed in the first quarter of 2014. The decrease in mine development is the result of budgetary constraints implemented due to the low silver price environment.

In exploration, there are currently 12 active drill rigs at the Company’s five operating mines, four rigs at Del Toro, three each at La Encantada and La Parrilla, and two at La Guitarra. During the quarter, a total of 5,425 metres were drilled consisting of underground definition, in-fill drilling and expansionary surface drilling primarily at Del Toro. This represents a decrease compared to 5,990 metres drilled in the fourth quarter of 2014 and 7,190 metres drilled in the first quarter of 2014.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 5

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

	First Quarter	First Quarter		Fourth Quarter
LA ENCANTADA	2015	2014	Change	2014	Change
PRODUCTION
Ore processed/tonnes milled	167,270	181,924	(8%)	186,411	(10%)
Average silver grade (g/t)	176	312	(44%)	248	(29%)
Recovery (%)	58%	57%	1%	53%	9%

Total silver ounces produced	544,735	1,043,573	(48%)	788,369	(31%)
Total payable silver ounces produced	542,556	1,039,398	(48%)	785,215	(31%)
Gold ounces produced	47	20	135%	59	(20%)
Tonnes of iron ore produced	-	188	(100%)	-	0%
Total production - ounces silver equivalent	548,124	1,046,224	(48%)	792,605	(31%)

Underground development (m)	2,989	2,842	5%	4,344	(31%)
Diamond drilling (m)	828	5,923	(86%)	3,367	(75%)

COST
Mining cost per ounce	$3.82	$2.56	49%	$3.38	13%
Milling cost per ounce	6.76	4.20	61%	5.43	24%
Indirect cost per ounce	2.98	1.25	138%	1.90	57%
Total production cost per ounce	$13.56	$8.01	69%	$10.71	27%
Transport and other selling costs per ounce	0.22	0.22	0%	0.26	(15%)
Smelting and refining costs per ounce	0.45	0.36	25%	0.42	7%
Environmental duty and royalties per ounce	0.09	0.11	(18%)	0.11	(18%)
Cash cost per ounce before by-product credits	$14.32	$8.70	65%	$11.50	25%
Deduct: By-product credits	(0.05)	(0.03)	85%	0.00	100%
Cash cost per ounce	$14.27	$8.67	65%	$11.50	24%

Workers’ Participation	(0.01)	0.75	(101%)	(0.41)	(98%)
Accretion of decommissioning liabilities	0.10	0.05	108%	0.07	39%
Sustaining capital expenditures	3.48	4.23	(18%)	6.59	(47%)
All-In Sustaining Costs	$17.85	$13.70	30%	$17.76	0%

Mining cost per tonne	$12.38	$14.63	(15%)	$14.22	(13%)
Milling cost per tonne	21.93	24.00	(9%)	23.06	(5%)
Indirect cost per tonne	9.65	7.14	35%	8.01	21%
Total production cost per tonne	$43.96	$45.77	(4%)	$45.29	(3%)

A total of 548,124 equivalent ounces of silver were produced by the La Encantada processing plant during the first quarter. Production in the current quarter decreased by 31% compared to the fourth quarter of 2014 primarily due to a 29% decrease in silver grade, a 10% decrease in processed ore, offset by a 9% increase in average recoveries. The reduction in grade was a result of mining lower grade stopes during the quarter. The Company is planning on accelerating the underground development into the recently discovered Ojuelas ore body and is advancing the block caving system in order to have additional production areas ready for the ramp up to 3,000 tpd in July 2015. The decrease in tonnage processed is due to disruptions at the plant associated with the expansion construction, specifically related to the installation of a new tertiary crusher.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 6

Despite total production cost per tonne improvements at La Encantada, cash cost per ounce increased 24% compared to the fourth quarter of 2014 as it was affected by 29% decrease in silver grade, which resulted in a 31% decrease in production. Cash cost per ounce is expected to improve with economies of scale in the second half of the year as the 3,000 tpd expansion is completed and ore expected to be mined from higher grade areas. Total production cost per tonne for the quarter was $43.96, an improvement of 3% compared to the fourth quarter of 2014.

Tonnage milled in the quarter was 167,270 tonnes, a decrease of 10% compared to the fourth quarter of 2014 and 8% compared to the first quarter of 2014. Tonnage was impacted due to the effect of down time in the crusher area for the installation of the new crusher which is part of the expansion project. Average head grade decreased from 248 g/t in the fourth quarter of 2014 to 176 g/t in the current quarter due to the lower grades in the current stopes in production and the old stopes in which ore was being extracted. However, recoveries have improved to 58% in the current quarter due to management of metallurgical content of the ore extracted from these stopes.

The foundations for the new 12’ x 24’ ball mill and fine ore bin were completed early in the quarter. In addition, the installation and integration of the new tertiary crusher area began in January. The plant expansion to 3,000 tpd is now 60% complete and the expected ramp up to 3,000 tpd remains on track for July.

A total of 2,989 metres were developed underground in the quarter compared to 4,344 metres in the fourth quarter of 2014. The Company continues to explore the ore shoots from the Azul y Oro vein and Bonanza Breccias.

During the first quarter, the Company operated three underground drill rigs at La Encantada and completed 11 drill holes for a total of 828 metres of exploration and diamond drilling compared to 3,367 metres in the fourth quarter of 2014. As a result of the exploration program, the Ojuelas area has been identified as a high priority for Resource development in La Encantada and more drilling has been planned in this area; for this reason the release of an updated NI 43-101 Technical Report is expected in late 2015 which is expected to include this newly discovered area.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 7

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

	First Quarter	First Quarter		Fourth Quarter
LA PARRILLA	2015	2014	Change	2014	Change
PRODUCTION
Ore processed/tonnes milled	172,647	186,216	(7%)	175,830	(2%)
Average silver grade (g/t)	142	174	(18%)	142	(0%)
Recovery (%)	79%	78%	2%	80%	(2%)

Total silver ounces produced	622,237	808,196	(23%)	646,283	(4%)
Total payable silver ounces produced	554,762	782,239	(29%)	627,541	(12%)
Gold ounces produced	269	264	2%	244	10%
Pounds of lead produced	1,629,240	5,874,716	(72%)	3,855,052	(58%)
Pounds of zinc produced	6,349,692	2,319,225	174%	4,580,260	39%
Total production - ounces silver equivalent	1,080,445	1,203,337	(10%)	1,159,177	(7%)

Underground development (m)	2,077	2,255	(8%)	2,378	(13%)
Diamond drilling (m)	1,437	448	221%	685	110%

COST
Mining cost per ounce	$5.89	$3.60	64%	$4.40	34%
Milling cost per ounce	5.15	4.57	13%	5.13	0%
Indirect cost per ounce	2.23	1.68	33%	2.43	(8%)
Total production cost per ounce	$13.27	$9.85	35%	$11.96	11%
Transport and other selling costs per ounce	1.10	1.02	8%	1.10	0%
Smelting and refining costs per ounce	5.78	3.93	47%	5.09	13%
Environmental duty and royalties per ounce	0.20	0.24	(15%)	0.16	27%
Cash cost per ounce before by-product credits	$20.35	$15.04	35%	$18.31	11%
Deduct: By-product credits	(12.60)	(8.83)	43%	(10.89)	16%
Cash cost per ounce	$7.75	$6.21	25%	$7.42	5%

Accretion of decommissioning liabilities	0.07	0.04	62%	0.05	38%
Sustaining capital expenditures	4.76	5.74	(17%)	3.62	31%
All-In Sustaining Costs	$12.58	$11.99	5%	$11.09	13%

Mining cost per tonne	$18.93	$15.12	25%	$15.69	21%
Milling cost per tonne	16.55	19.20	(14%)	18.32	(10%)
Indirect cost per tonne	7.16	7.06	1%	8.67	(17%)
Total production cost per tonne	$42.64	$41.38	3%	$42.68	(0%)

Total production from the La Parrilla mine was 1,080,445 equivalent ounces of silver during the quarter, a decrease of 7% compared to 1,159,177 equivalent ounces of silver in the fourth quarter of 2014. The decrease was primarily attributed to a 58% decrease in lead production, which was partially offset by a 39% increase in zinc produced compared to the fourth quarter of 2014. The Company is currently mining in the Vacas zone, which has lower lead grade and higher zinc ore grade.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 8

During the quarter, a total of 172,647 tonnes were processed, consistent with 175,830 tonnes processed in the previous quarter. During the first quarter of 2015, the flotation circuit processed 86,965 tonnes having an average silver grade of 165 g/t and recovery of 88% while the cyanidation circuit processed 85,682 tonnes having an average silver grade of 118 g/t and a 66% recovery. Overall, silver head grade of 142 g/t and recoveries of 79% during the quarter were comparable to those in the fourth quarter of 2014.

During the quarter, total production cost was $42.64 per tonne, consistent with the previous quarter. Cash cost in the quarter was $7.75 per ounce, a marginal increase of 4% compared to $7.42 per ounce in the previous quarter due to the 4% decrease in silver production.

During the quarter, an additional 235 metres of development and construction of the underground rail haulage level (Level 11) were completed and is now 2,249 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of a 5,000 metre tunnel and a shaft of 260 vertical metres will eventually replace most of the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 2,077 metres of underground development were completed in the quarter, compared to 2,378 metres in the fourth quarter of 2014. A total of 1,437 metres of diamond drilling were completed in the quarter compared to 685 metres of diamond drilling in the fourth quarter of 2014. Three underground drill rigs were active and a total of nine holes were drilled during the quarter. The focus of the 2015 exploration program is on the Rosarios, Quebradillas and Vacas mines.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 9

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 557 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit, which was deemed commercial on April 1, 2013, and a 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014. The cyanidation circuit is currently in care and maintenance pending exploration results. First Majestic owns 100% of the Del Toro Silver Mine.

	First Quarter	First Quarter		Fourth Quarter
DEL TORO	2015	2014	Change	2014	Change
PRODUCTION
Ore processed/tonnes milled	157,934	144,822	9%	175,552	(10%)
Average silver grade (g/t)	212	210	1%	194	9%
Recovery (%)	78%	66%	18%	75%	4%

Total silver ounces produced	841,026	646,669	30%	817,754	3%
Total payable silver ounces produced	796,577	627,532	27%	785,044	1%
Gold ounces produced	182	194	(6%)	158	15%
Pounds of lead produced	9,657,640	2,719,091	255%	7,909,108	22%
Pounds of zinc produced	-	370,049	(100%)	-	0%
Total production - ounces silver equivalent	1,327,628	801,460	66%	1,264,751	5%

Underground development (m)	1,686	2,322	(27%)	2,095	(20%)
Diamond drilling (m)	2,285	297	669%	559	309%

COST
Mining cost per ounce	$3.82	$5.94	(36%)	$3.84	(0%)
Milling cost per ounce	4.10	10.15	(60%)	4.69	(13%)
Indirect cost per ounce	1.57	1.70	(8%)	1.95	(20%)
Total production cost per ounce	$9.49	$17.79	(47%)	$10.48	(9%)
Transport and other selling costs per ounce	0.69	0.68	1%	0.84	(18%)
Smelting and refining costs per ounce	4.79	2.49	92%	4.13	16%
Environmental duty and royalties per ounce	0.11	0.12	(12%)	0.09	17%
Cash cost per ounce before by-product credits	$15.07	$21.08	(29%)	$15.54	(3%)
Deduct: By-product credits	(9.99)	(4.58)	118%	(8.51)	17%
Cash cost per ounce	$5.09	$16.50	(69%)	$7.03	(28%)

Accretion of decommissioning liabilities	0.05	0.08	(38%)	0.06	(13%)
Sustaining capital expenditures	2.11	6.16	(66%)	3.07	(31%)
All-In Sustaining Costs	$7.25	$22.74	(68%)	$10.16	(29%)

Mining cost per tonne	$19.27	$25.74	(25%)	$17.15	12%
Milling cost per tonne	20.69	43.98	(53%)	20.99	(1%)
Indirect cost per tonne	7.91	7.37	7%	8.70	(9%)
Total production cost per tonne	$47.87	$77.09	(38%)	$46.83	2%

The Del Toro mine operated at an average of 1,755 tpd during the quarter and the plant processed 157,934 tonnes of ore with an average silver grade of 212 g/t. Tonnage processed was negatively affected by higher than usual maintenance at the mill relating to installation of new crusher screens. Metallurgical recoveries continued to improve to 78% in the quarter, compared to 75% in the previous quarter and 66% in the same quarter of the prior year.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 10

Total production of 1,327,628 ounces of silver equivalent represents a 5% improvement compared to the previous quarter and a significant increase of 66% when compared to the same quarter of the prior year. The Lupita vein is currently providing most of the high grade sulphide ore being fed to the mill and this material has resulted in improvements in grades and metallurgical recoveries.

Del Toro has shown significant improvements over the last two quarters, as the mine realized consistent and efficient energy fully sourced from the newly constructed 115 kilovolt power line for the power requirements of the mine, mill and auxiliary buildings. This has resulted in lower costs, higher production and improved economics with the decommissioning of portable diesel power generation units. In addition, the use of new reagents and implementation of the new regrinding circuit continued to improve recoveries.

Lead production reached a new quarterly record of 9,657,640 pounds, a 22% increase compared to the previous quarter. During the quarter, lead grades and recoveries averaged 4.2% and 66%, respectively, compared to 3.4% and 61% in the previous quarter due to higher quality sulphide ore production from Perseverancia.

Cash cost per ounce for the quarter was $5.09, a decrease of 28% compared to $7.03 in the previous quarter and a decrease of 69% compared to $16.50 in the same quarter of the prior year. The decrease in cash cost was primarily attributed to additional by-product credits from record lead production and efficiencies in processing costs and the foreign exchange effects of the weaker Mexican Peso. Production cost per tonne in the current quarter was $47.87, comparable to the previous quarter but decreased significantly by 38% when compared to the same quarter of the prior year.

Total underground development at Del Toro in the current quarter was 1,686 metres compared to 2,095 metres in the fourth quarter of 2014 and 2,322 metres in the same quarter of the prior year. The decrease in development metres was due to the budget restraints while the development on the eleventh level on Lupita vein was suspended until drilling in the area is completed.

At quarter end, three underground and one surface drill rigs were active at Del Toro and a total of eight holes were diamond drilled for a total of 2,285 metres compared to 559 metres in the fourth quarter of 2014 and 297 metres in the first quarter of 2014. A substantial portion of the drilling at Del Toro was focused on expansionary surface drilling to explore the recently mapped northwest trending veins in the Santa Teresa area.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 11

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

	First Quarter	First Quarter		Fourth Quarter
SAN MARTIN	2015	2014	Change	2014	Change
PRODUCTION
Ore processed/tonnes milled	88,362	78,524	13%	96,651	(9%)
Average silver grade (g/t)	258	162	59%	249	4%
Recovery (%)	78%	69%	13%	77%	2%

Total silver ounces produced	571,937	282,829	102%	592,698	(4%)
Total payable silver ounces produced	570,221	281,698	102%	590,327	(3%)
Gold ounces produced	1,511	653	131%	1,451	4%
Total production - ounces silver equivalent	682,071	324,137	110%	698,605	(2%)

Underground development (m)	2,010	3,219	(38%)	1,414	42%
Diamond drilling (m)	266	276	(4%)	943	(72%)

COST
Mining cost per ounce	$3.39	$4.96	(32%)	$3.13	8%
Milling cost per ounce	4.12	7.89	(48%)	4.59	(10%)
Indirect cost per ounce	1.49	2.82	(47%)	1.99	(25%)
Total production cost per ounce	$9.00	$15.67	(43%)	$9.71	(7%)
Transport and other selling costs per ounce	0.13	0.26	(49%)	0.15	(11%)
Smelting and refining costs per ounce	0.27	0.33	(18%)	0.31	(13%)
Environmental duty and royalties per ounce	0.10	0.13	(20%)	0.12	(13%)
Cash cost per ounce before by-product credits	$9.50	$16.39	(42%)	$10.29	(8%)
Deduct: By-product credits	(3.21)	(3.45)	(7%)	(2.97)	8%
Cash cost per ounce	$6.29	$12.94	(51%)	$7.32	(14%)

Workers’ Participation	(0.01)	0.00	0%	0.60	(102%)
Accretion of decommissioning liabilities	0.07	0.12	(41%)	0.05	28%
Sustaining capital expenditures	2.34	7.38	(68%)	1.57	49%
All-In Sustaining Costs	$8.69	$20.44	(57%)	$9.54	(9%)

Mining cost per tonne	$21.86	$17.79	23%	$19.13	14%
Milling cost per tonne	26.59	28.30	(6%)	28.05	(5%)
Indirect cost per tonne	9.61	10.12	(5%)	12.16	(21%)
Total production cost per tonne	$58.06	$56.21	3%	$59.34	(2%)

San Martin had another excellent quarter with 682,071 silver equivalent ounces of production during the quarter, consistent with the quarterly production record of 698,605 ounces in the previous quarter, and a 110% increase from the 324,137 ounces produced in the same quarter of the prior year.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 12

During the quarter, the San Martin mine processed a total of 88,362 tonnes, an average of 982 tpd compared to 1,051 tpd in the fourth quarter of 2014. The decrease in production rate was due to shut downs caused by unseasonal heavy rains in the month of March, and the repair of the transmission system of the 9’ x 9’ ball mill. The average head grade was 258 g/t, an increase of 4% compared to the previous quarter. The increase in the ore grade compared to the prior quarters is due to higher grades from the development of new veins from the Rosario mine.

Silver recovery in the quarter was 78%, comparable to 77% in the previous quarter, and an increase compared to 69% in the same quarter of the prior year. The increase in recovery was attributed to improvements made in leaching and thickener tanks, and in the precipitation processes.

During the quarter, total production cost was $58.06 per tonne, consistent with cost in the fourth quarter of 2014. Cash cost per ounce was $6.29, a decrease of 14% compared to $7.32 per ounce in the fourth quarter of 2014 as a result of lower milling and indirect costs, as well as 8% increase in by-product credits. Total production cost per tonne at the San Martin mine are marginally higher than the other mines due to extra efforts and costs to ensure workers’ safety with ground stabilization such as rock-bolting, screening and shot-creting.

A total of 2,010 metres of underground development was completed in the quarter compared to 1,414 metres of development in the fourth quarter of 2014.

During the quarter, a total of 266 metres of diamond drilling were completed compared with 943 metres drilled in the fourth quarter of 2014. During the quarter, one drill rig was active and drilled 4 holes underground and one hole from surface during the first quarter within the Rosario mine. Drilling was focused on deeper ore shoots of the Rosario vein for continuation of mineralization.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 13

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

	First Quarter	First Quarter		Fourth Quarter
LA GUITARRA	2015	2014	Change	2014	Change
PRODUCTION
Ore processed/tonnes milled	45,396	46,177	(2%)	49,084	(8%)
Average silver grade (g/t)	160	94	69%	168	(5%)
Recovery (%)	84%	82%	4%	87%	(3%)

Total silver ounces produced	196,920	114,230	72%	229,463	(14%)
Total payable silver ounces produced	186,513	111,374	67%	223,726	(17%)
Gold ounces produced	961	2,244	(57%)	1,414	(32%)
Total production - ounces silver equivalent	267,002	256,514	4%	332,389	(20%)

Underground development (m)	1,066	1,577	(32%)	1,541	(31%)
Diamond drilling (m)	609	246	148%	436	40%

COST
Mining cost per ounce	$4.61	$8.77	(47%)	$3.93	17%
Milling cost per ounce	3.41	6.45	(47%)	3.13	9%
Indirect cost per ounce	3.87	5.54	(30%)	3.31	17%
Total production cost per ounce	$11.90	$20.76	(43%)	$10.37	15%
Transport and other selling costs per ounce	0.66	1.07	(38%)	0.94	(30%)
Smelting and refining costs per ounce	4.42	6.24	(29%)	5.31	(17%)
Environmental duty and royalties per ounce	0.13	0.26	(51%)	0.10	28%
Cash cost per ounce before by-product credits	$17.10	$28.33	(40%)	$16.72	2%
Deduct: By-product credits	(5.82)	(26.19)	(78%)	(7.27)	(20%)
Cash cost per ounce	$11.28	$2.14	427%	$9.45	19%

Workers’ Participation	0.08	0.00	100%	0.00	100%
Accretion of decommissioning liabilities	0.11	0.28	(59%)	0.17	(33%)
Sustaining capital expenditures	6.24	14.85	(58%)	7.59	(18%)
All-In Sustaining Costs	$17.71	$17.27	3%	$17.21	3%

Mining cost per tonne	$18.95	$21.15	(10%)	$17.92	6%
Milling cost per tonne	14.02	15.56	(10%)	14.28	(2%)
Indirect cost per tonne	15.91	13.36	19%	15.09	5%
Total production cost per tonne	$48.88	$50.07	(2%)	$47.30	3%

During the quarter, total production at the La Guitarra mine was 267,002 equivalent ounces of silver, a decrease of 20% compared to the fourth quarter of 2014 and an increase of 4% compared the first quarter of 2014. This represents a 14% decrease in silver production and a 32% decrease in gold production compared to the previous quarter. The decrease in total production over the previous quarter was primarily due to an 8% decrease in throughput and a 22% decrease in gold grades as well as a 3% decrease in recoveries.

A total of 45,396 tonnes of ore were processed during the quarter consisting of an average silver head grade of 160 g/t with recoveries of 84% compared to 49,084 tonnes of ore with silver head grades of 168 g/t and recoveries of 87% in the fourth quarter of 2014. Mine production within the Coloso area delivered 27,700 tonnes or 308 tpd of ore during the quarter or 60% of total throughput. La Guitarra is working towards achieving 100% of its production from the Coloso area combined with the recently announced development plan into the Nazareno area with the construction of a 760 metre ramp is constructed from the Coloso area. Construction of this ramp is planned to begin in May 2015 with completion planned by the end of the year.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 14

Average production cost for the quarter was $48.88 per tonne, comparable to the previous quarter. Cash cost in the first quarter was $11.28 per ounce, an increase of 19% or $1.83 per ounce compared to the fourth quarter of 2014. The increase from the prior quarters was primarily attributed to a decrease in gold by-product credits relative to the production of silver ounces. The decrease in gold production was due to lower gold grade in the current production area of the Coloso zone, but with higher silver grades.

A total of 1,066 metres of underground development was completed during the quarter compared to 1,541 metres in the previous quarter. During the quarter, two underground drill rigs were active at the La Guitarra property and a total of 15 holes were drilled and 609 metres of diamond drilling were completed compared to 436 metres during the fourth quarter of 2014. The focus was to assist underground mining activities and further define Reserves and Resources. An updated NI 43-101 Technical Report for La Guitarra was released on March 31, 2015.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amount to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at March 31, 2015, the Company has paid the $0.2 million and issued $3.2 million in common shares. The remaining balance of $2.0 million in common shares will be issued in four equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 15

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project

The Plomosas Silver Project, which was acquired with the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kV power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate development with significant cost savings.

The Plomosas Silver Project is a high priority for the Company. Management intends to use a portion of the proceeds from the April 2015 financing for the preparation of a Preliminary Economic Assessment (“PEA”). The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a PEA.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

There has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations. An injunction was placed by the Company to defend against the indigenous people’s attempts to a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. Contrary to media reports regarding the La Luz project, the Company has no plans to do any above ground mining, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters.

During the first quarter of 2014, the Company decided to suspend the project of restoring old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and Mining Museum. To date, an amount of $3.8 million has been invested in the project. The new cultural centre and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local community but which has now been suspended.

Jalisco Group of Properties, Jalisco, México

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

The Company owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. In April 2011, and subsequently amended in April 2014, the Company entered into an agreement with Sonora Resources Corp. (the “Optionee”) whereby the Optionee had an option to acquire up to 90% in the Jalisco Group of Properties. As part of the agreement, the Optionee issued 13 million common shares to the Company and committed to spend $3 million over the first five years to earn a 50% interest, an additional $2 million over seven years to earn a 70% interest and to complete a bankable feasibility study within nine years to obtain a 90% interest. First Majestic would retain a 10% free carried interest and a 2.375% NSR.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 16

Divestiture of Minera Terra Plata

On July 1, 2014, First Majestic divested its 100% owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), a privately held exploration company. In exchange, the Company received 14,509,279 common shares of Sundance, equivalent to 34.2% of its issued and outstanding shares at the time of the transaction, valued at $3.4 million. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in 2012.

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities. As a result, the Company recognized a $0.2 million loss on disposal of the subsidiary in the third quarter of 2014.

In the plan of arrangement, Sundance closed private placements of CAD$2.7 million in October 2014, and CAD$5.0 million in March 2015, and completed the reverse takeover of Albion Petroleum Ltd. The resulting entity was renamed First Mining Finance Corp. (“First Mining”) and is listed on the TSX Venture Exchange (TSX.V: FF). First Majestic’s holding were converted on a 1:1 basis into common shares of First Mining, equivalent to 19.7% of the issued and outstanding shares at March 31, 2015.

The Company’s investment in First Mining is accounted for as an Investment in Associate. The reverse takeover transaction did not have a significant impact on the fair value of the Company’s interest in First Mining, therefore, no fair value adjustment was recorded during the three months ended March 31, 2015. As at March 31, 2015, the Company’s investment in First Mining has a carrying value of $3.4 million (December 31, 2014 - $3.4 million).

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 17

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended March 31, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2015	2014	Variance %

Revenues	$54,569	$65,296	(16%)	(1)
Cost of sales (excludes depletion, depreciation and amortization)	32,336	35,270	(8%)	(2)
Gross margin	22,233	30,026	(26%)
Depletion, depreciation and amortization	17,237	13,405	29%	(3)
Mine operating earnings	4,996	16,621	(70%)	(4)
General and administrative expenses	4,339	4,975	(13%)	(5)
Share-based payments	1,609	2,648	(39%)
Accretion of decommissioning liabilities	197	202	(2%)
Foreign exchange (gain) loss	(1,512)	54	(2900%)
Operating earnings	363	8,742	(96%)
Investment and other income	1,792	2,897	(38%)	(6)
Finance costs	(1,423)	(1,243)	14%
Loss before income taxes	732	10,396	(93%)
Current income tax expense	143	3,971	(96%)
Deferred income tax expense	1,694	445	281%
Income tax expense	1,837	4,416	(58%)	(7)
Net (loss) earnings for the period	$(1,105)	$5,980	(118%)	(8)
(Loss) earnings per share (basic)	$(0.01)	$0.05	(118%)	(8)
(Loss) earnings per share (diluted)	$(0.01)	$0.05	(118%)	(8)

1.	Revenues in the quarter decreased compared to the same quarter of the previous year due to the following significant contributors:

•	Average realized silver price in the quarter decreased by 18% or $3.85 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $17.05 per ounce compared to $20.90 per ounce in the first quarter of 2014, but was $0.35 per ounce or 2% better than the COMEX average of $16.70 during the quarter;
•	Silver equivalent ounces sold increased by 282,367 ounces or 8% compared to the first quarter of 2014, primarily attributed to incremental production from Del Toro and San Martin offset by the decrease in ounces sold in La Encantada.

2.	Cost of sales in the quarter decreased compared to the same quarter of the previous year as a result of the following factors:

•	Cash cost per ounce improved 17% compared to the same quarter of the prior year as a result of economies of scale from expanded operations at Del Toro and San Martin as well as favourable foreign exchange rate effect as a result a 13% depreciation in the Mexican Pesos against the U.S. Dollars compared to the first quarter of 2014; partially offset by:
•	Silver equivalent ounces sold increased by 282,367 ounces or 8% compared to the first quarter of 2014, primarily attributed to incremental production from Del Toro and San Martin offset by the decrease in ounces sold in La Encantada.

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices.
•	Capital expenditures incurred on the Del Toro ramp up and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 18

•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a total of $66.0 million decrease in depletable producing and non-depletable mining interests and depreciable property, plant and equipment.

4.	Mine operating earnings during the quarter decreased $11.6 million or 70% from the first quarter of 2014 due to 26% decrease in gross margin and 29% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of an 18% decrease in average silver prices, offset by an 8% increase in silver equivalent ounces sold and lower cost of sales attributed to a 13% depreciation of the Mexican Pesos against the U.S. dollar.

5.	General and administrative expenses decreased compared to the first quarter of 2014, primarily due to:

•	Corporate administration decreased by $0.5 million or 32% due to decrease in travel, advertising, promotion and meal expenses in general as part of the Company’s cost cutting measures.
•	Salaries and benefits decreased by $0.2 million or 7% due to elimination of certain positions due to cost cutting measures since the slide in silver prices. Impact of the reorganization has been slightly muted due to severance costs.

6.	The Company’s investment and other income is primarily comprised of gain or losses on the following:

•	A total of $0.5 million gain on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production. The gain on prepayment facilities in the first quarter of 2014 was $1.4 million;
•	$1.3 million gain on the Company’s derivative on silver doré forward contracts for 1,044,000 ounces of silver, which had an average cost of $16.58 per ounce versus the market price of $17.79 per ounce at the end of the quarter.
•	$0.1 million gain from investment in marketable securities, which were adjusted to their quoted market price at the end of each period.

7.	During the quarter, the Company recorded an income tax expense of $1.8 million compared to an income tax expense of $4.4 million in the quarter ended March 31, 2014. The effective income tax rate in quarter was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

8.	As a result of the foregoing, net loss for the quarter ended March 31, 2015 was $1.1 million and EPS of ($0.01).

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2015	2014				2013
Selected Financial Information	Q1(1)	Q4(2)	Q3(3)	Q2(4)	Q1(5)	Q4(6)	Q3(7)	Q2(8)
Revenue	$54,569	$72,480	$40,770	$66,927	$65,296	$58,989	$76,882	$48,372
Cost of sales	$32,336	$44,873	$31,973	$42,727	$35,270	$31,437	$36,060	$23,891
Depletion, depreciation and amortization	$17,237	$21,774	$10,588	$14,699	$13,405	$13,298	$11,645	$10,198
Mine operating earnings (loss)	$4,996	$5,833	$(1,791)	$9,501	$16,621	$14,254	$29,177	$14,283
Net (loss) earnings after tax	$(1,105)	$(64,568)	$(10,450)	$7,590	$5,980	$(81,229)	$16,320	$160
Earnings (loss) per share (basic)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00
Earnings (loss) per share (diluted)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00

1.	During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily affected by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the third quarter of 2014 were sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

2.	In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to additional silver equivalent ounces sold as approximately 934,000 ounces of silver sales that were suspended at the end of the third quarter of 2014 due to declining silver prices. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 19

3.	In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended June 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

4.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. Increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

5.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16.6 million compared to $14.3 million in the quarter ended December 31, 2013. Net earnings increased $87.2 million to $6.0 million compared to a loss of $81.2 million in the previous quarter. Net earnings in the previous quarter was affected by a $28.8 million non-cash impairment of non-current assets and $38.8 million non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

6.	In the quarter ended December 31, 2013, mine operating earnings decreased $14.9 million or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81.2 million compared to net earnings of $16.3 million. The decrease was attributed to $28.8 million impairment on goodwill and mining interests, $14.9 million decline in mine operating earnings, as well as $38.8 million non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

7.	In the quarter ended September 30, 2013, mine operating earnings increased $14.9 million or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16.3 million, an increase of $16.2 million compared to the previous quarter due to increase in mine operating earnings and investment and other income.

8.	In the quarter ended June 30, 2013, mine operating earnings decreased $20.3 million or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $0.2 million, a decrease of $26.4 million compared to the previous quarter due to decrease in mine operating earnings and $5.9 million loss on investment in silver futures and marketable securities, compared to a one-time gain of $9.1 million from termination fee of the Orko acquisition in the previous quarter.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 20

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2015, the Company held cash and cash equivalents of $22.4 million compared to $40.3 million at December 31, 2014. Cash and cash equivalent is primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents decreased by $18.0 million during the quarter. The Company’s cash flows from operating, investing and financing activities during the quarter are summarized as follows:

•	Cash provided by operating activities of $6.4 million
•	Cash used in investing activities of $13.4 million, primarily related to:
o	$11.4 million spent on mining interests, of which $6.8 million were sustaining mine development and exploration activities
o	$2.0 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets
•	Cash used in financing activities of $10.4 million, of which:
o	$5.7 million was spent on repayment of by-product prepayment facilities
o	$3.5 million was spent on repayment of lease obligations
o	$1.1 million was spent on financing costs

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver price over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital as at March 31, 2015 is a deficit of $12.6 million compared to a deficit of $2.9 million at December 31, 2014.

On April 22, 2015, the Company completed a CAD$30.0 million bought deal private placement by issuing 4,620,000 common shares at a price of CAD$6.50 per share. The Company intends to use the net proceeds of the offering for general working capital purposes and to improve the underground development at the La Guitarra Silver Mine in the Coloso area and constructing a 760 metre ramp to the Nazareno area by year end.

Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the Prepayment Facility agreement. As at March 31, 2015 and December 31, 2014, the Company was in compliance with these covenants.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 21

Contractual Obligations and Commitments

As at March 31, 2015, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$35,613	$35,613	$-	$-	$-
Prepayment facilities	59,923	30,616	29,307	-	-
Finance lease obligations	26,493	12,225	13,652	616	-
Decommissioning liabilities	16,816	-	-	-	16,816
Purchase obligations and commitments	5,222	5,222	-	-	-
	$144,067	$83,676	$42,959	$616	$16,816

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, available debt facilities, and new equity invested in April 2015 as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican Pesos, which would impact the Company’s net earnings and other comprehensive income. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings and comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2015					December 31, 2014
	Cash and cash equivalents	Trade and other receivables	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$4,335	$1,209	$(598)	$4,946	$495	$6,791	$679
Mexican peso	673	6,351	(19,656)	(12,632)	(1,263)	(12,430)	(1,243)
	$5,008	$7,560	$(20,254)	$(7,686)	$(769)	$(5,639)	$(564)

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 22

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 28% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has short-term forward silver contracts to sell its doré production (see Note 13(b)) and a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

As at March 31, 2015, a 10% increase or decrease of metal prices would have the following impact on net earnings:

	March 31, 2015
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$724	$36	$586	$340	$1,686
Metals in doré and concentrates inventory	60	8	3	4	75
Metals in forward silver contracts	1,733	-	-	-	1,733
Prepayment facilities	-	-	(3,873)	(1,422)	(5,295)
	$2,517	$44	$(3,284)	$(1,078)	$(1,801)

	December 31, 2014
	Silver	Gold	Lead	Zinc	Effect of +/- 10% change in metal prices
Metals subject to provisional price adjustments	$969	$48	$938	$109	$2,064
Metals in doré and concentrates inventory	86	13	6	-	105
Prepayment facilities	-	-	(4,204)	(1,670)	(5,874)
	$1,055	$61	$(3,260)	$(1,561)	$(3,705)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 23

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Since June 2013, Davila Santos pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada, which did not succeed. However, there can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the remaining balance. Therefore, as at March 31, 2015, the Company has not accrued any of the remaining balance of $64.3 million (CAD$81.5 million) due to the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three months ended March 31, 2015 and 2014.

Off-Balance Sheet Arrangements

At March 31, 2015, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 24

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2015, the Company advanced an additional $0.5 million to First Mining as a promissory note with an interest rate of 9% per annum, which is repayable on demand. As at March 31, 2015, the total amount of promissory notes receivable, including accrued interest, from First Mining was $1.1 million (December 31, 2014 - $0.5 million). There were no other significant transactions with related parties outside of the ordinary course of business during the quarter ended March 31, 2014.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2015:

a)	the Company completed a CAD$30.0 million bought deal private placement by issuing 4,620,000 common shares at a price of CAD$6.50 per share;
b)	112,500 options were granted with a weighted average exercise price of CAD$6.90 and expire in five years from the grant date; and
c)	20,000 options were cancelled.

Pursuant to the above subsequent events, the Company has 122,214,640 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2014.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 25

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted Earnings per share”, “Cash flow per share” and "Working capital” to supplement its condensed interim consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 26

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$7,354	$7,361	$7,560	$5,130	$2,219	$29,624
Add: transportation and other selling cost	119	612	546	76	123	1,476
Add: smelting and refining cost	245	3,204	3,816	153	824	8,242
Add: environmental duty and royalties cost	49	113	84	59	24	329
Total cash cost before by-product credits	$7,767	$11,290	$12,006	$5,418	$3,190	$39,671
Deduct: By-product credits	(26)	(6,989)	(7,954)	(1,831)	(1,086)	(17,886)
Total cash cost (B)	$7,741	$4,301	$4,052	$3,587	$2,104	$21,785
Workers’ Participation	(5)	-	-	(6)	15	4
General and administrative expenses	-	-	-	-	-	4,157
Share-based payments	-	-	-	-	-	1,609
Accretion of decommissioning liabilities	56	40	40	39	21	196
Sustaining capital expenditures	1,890	2,639	1,681	1,336	1,164	9,030
All-In Sustaining Costs (C)	$9,682	$6,980	$5,773	$4,956	$3,304	$36,781
Payable silver ounces produced (D)	542,556	554,762	796,577	570,221	186,513	2,650,629
Tonnes milled (E)	167,270	172,647	157,934	88,362	45,396	631,609

Total cash cost per ounce (B/D)	$14.27	$7.75	$5.09	$6.29	$11.28	$8.22
All-in sustaining cost per ounce (C/D)	$17.85	$12.58	$7.25	$8.69	$17.71	$13.88
Production cost per tonne (A/E)	$43.96	$42.64	$47.87	$58.06	$48.88	$46.90

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,318	$7,707	$11,168	$4,415	$2,313	$33,921
Add: transportation and other selling cost	226	797	430	75	119	1,647
Add: smelting and refining cost	379	3,071	1,566	92	695	5,803
Add: environmental duty and royalties cost	113	186	73	35	29	436
Total cash cost before by-product credits	$9,036	$11,761	$13,237	$4,617	$3,156	$41,807
Deduct: By-product credits	(31)	(6,908)	(2,875)	(973)	(2,917)	(13,704)
Total cash cost (B)	$9,005	$4,853	$10,362	$3,644	$239	$28,103
Workers’ Participation	779	-	-	-	-	779
General and administrative expenses	-	-	-	-	-	4,975
Share-based payments	-	-	-	-	-	2,648
Accretion of decommissioning liabilities	56	35	47	33	31	202
Sustaining capital expenditures	4,398	4,493	3,858	2,078	1,653	16,480
All-In Sustaining Costs (C)	$14,238	$9,381	$14,267	$5,755	$1,923	$53,187
Payable silver ounces produced (D)	1,039,398	782,239	627,532	281,698	111,374	2,842,241
Tonnes milled (E)	181,924	186,216	144,822	78,524	46,177	637,663

Total cash cost per ounce (B/D)	$8.67	$6.21	$16.50	$12.94	$2.14	$9.88
All-in sustaining cost per ounce (C/D)	$13.70	$11.99	$22.74	$20.43	$17.27	$18.71
Production cost per tonne (A/E)	$45.77	$41.38	$77.09	$56.21	$50.07	$53.20

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 27

	Three Months Ended March 31,
	2015	2014
Revenues as reported	$54,569	$65,296
Add back: smelting and refining charges	8,242	5,803
Gross Revenues	62,811	71,099
Payable equivalent silver ounces sold	3,683,882	3,401,515
Average realized price per ounce of silver sold(1)	$17.05	$20.90
Average market price per ounce of silver per COMEX	$16.70	$20.46

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended March 31,
	2015	2014
Net earnings as reported	$(1,105)	$5,980
Adjustments for non-cash or unusual items:
Deferred income tax expense	1,694	445
Share-based payments	1,609	2,648
Gain from fair value adjustment of prepayment facility	(468)	(1,425)
Gain from investment in silver derivatives and marketable securities	(1,395)	(1,102)
Recovery of write-down of mineral inventory	(654)	-
Adjusted net (loss) earnings	$(319)	$6,546
Weighted average number of shares on issue - basic	117,594,640	117,227,432
Adjusted EPS	$(0.00)	$0.06

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2015	2014
Operating Cash Flows before Working Capital and Taxes	$17,314	$25,353
Weighted average number of shares on issue - basic	117,594,640	117,227,432
Cash Flow per Share	$0.15	$0.22

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 28

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	March 31,	December 31,
	2015	2014
Current Assets	$61,866	$75,352
Less: Current Liabilities	(74,464)	(78,222)
Working Capital	$(12,598)	$(2,870)

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 29

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 30

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 31

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2015 First Quarter MD&A	Page 32